

March 2, 2012

<u>Via E-mail</u>
Joseph E. Teichman
General Counsel
The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, NJ 08701

     Re: **Lightstone Value Plus Real Estate Investment Trust II, Inc.**
               Amendment No. 1 to Registration Statement on
               Form S-11
               Filed February 13, 2012
               File No. 333-177753

Dear Mr. Teichman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to General Instruction H.3 of Form S-11. Please revise to incorporate your annual report for the most recently completed fiscal year prior to effectiveness.

Estimated Use of Proceeds, page 78

2.   We note your response to comment 3. Please tell us if the "maximum initial public offering" disclosed includes the use of proceeds that have already been raised. If so, tell us the purpose of including the proceeds that have already been raised and deployed.

Share Repurchase Program, page 201

3.   We note your response to comment 4. Considering your distributions declared were greater than your cash flow from operations for the nine months ended September 30, 2011, please revise to remove the reference to operating funds as a funding source for your redemptions or advise.

Prior Performance

Table I, page A-3

4.   We note your response to comment 5. As the table is meant to disclose the prior program's experience of raising funds from passive investors and the application of those funds, please relocate the noted line item to a footnote or tell us why its inclusion accurately depicts how offering proceeds were utilized.

Table III, page A-5

5.   We note your response to comment 7. Your disclosure in the group of line items "source (on cash basis)" still indicates that distributions in 2008 and 2009 were fully sourced from operations. Please tell us how you determined the noted sourcing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Peter M. Fass
Proskauer Rose LLP
Via E-mail